

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

September 21, 2009

Mr. Thomas Crom
Chief Financial Officer
Ecoemissions Solutions Inc. (formerly Resource Group Inc.)
3250 Oakland Hills
Fairfield, California 94534

> **Re: Resource Group Inc.**
> **Item 4.01 Form 8-K/A Filed September 8, 2009**
> **File No. 333-150463**
> **Response Letter Dated September 15, 2009**

Dear Mr. Crom:

We have completed our review of your filing and response letter and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief